06006289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-00484

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 09 2006 WASH DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wayne Hummer Investments LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 South Wacker Drive
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Reilly **(312) 431-1700 (ext 371)**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/23/06

OATH OR AFFIRMATION

I, William J. Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wayne Hummer Investments LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

"OFFICIAL SEAL"
RALPH RUGGIERO
Notary Public, State of Illinois
My Commission Expires 01/11/08

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Wayne Hummer Investments LLC
December 31, 2005
with Report of Independent Registered Public Accounting Firm

Wayne Hummer Investments LLC

Consolidated Statement of Financial Condition

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

The Operating Committee and Sole Member
Wayne Hummer Investments LLC

We have audited the accompanying consolidated statement of financial condition of Wayne Hummer Investments LLC (the Company) as of December 31, 2005. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wayne Hummer Investments LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 3, 2006

Wayne Hummer Investments LLC

Consolidated Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 3,643,949
Cash segregated for regulatory purposes	201,000
Deposits with clearing organizations and clearing broker	182,978
Receivables from:	
Broker	29,868,637
Affiliates	1,309,648
Other	19,109
Securities owned	1,610,088
Fixed assets, at cost (net of accumulated depreciation and amortization of $1,579,341)	1,035,069
Goodwill	7,960,483
Other assets	2,427,532
Total assets	$ 48,258,493
Liabilities and member's equity	
Liabilities:	
Short-term borrowings	$ 21,669,853
Payables to:	
Customers	65
Others	342,844
Securities sold, not yet purchased	54,789
Deferred tax liability	585,985
Accrued compensation and benefits	3,330,521
Accounts payable, accrued expenses, and other liabilities	1,448,599
Total liabilities	27,432,656
Member's equity	20,825,837
Total liabilities and member's equity	$ 48,258,493

See notes to consolidated statement of financial condition.

1. Organization

Wayne Hummer Investments LLC (Hummer), registered as a broker/dealer under the Securities Exchange Act of 1934 (the Act), is a financial services firm headquartered in Chicago, Illinois. Focused Investments L.L.C. (Focused), an Illinois limited liability company, is a wholly owned subsidiary of Hummer, registered as a broker-dealer under the Act, engages in retail securities brokerage primarily through bank investment centers and clears securities transactions on a fully disclosed basis. Hummer and Focused, collectively referred to as the Company, are members of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly owned subsidiary of Wintrust Financial Corporation (Wintrust). The Company maintained its limited liability company status subsequent to the acquisition.

Wintrust has assigned 100% of its limited liability company interest in Hummer to North Shore Community Bank & Trust Company (NSCB), an Illinois-chartered state bank that also is a member of the Federal Reserve. NSCB also is a wholly owned subsidiary of Wintrust.

Commencing July 2005, the Company clears its securities transactions on a fully disclosed basis through First Clearing Corporation (the Clearing Broker). Prior to July 2005, the Company was a self-clearing entity.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Hummer and Focused. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

Goodwill

Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets,* addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, for federal and state income taxes to be determined on a separate company basis.

3. Receivable From Broker

Receivable from broker includes unsettled proprietary trades and amounts due for commissions earned from customer transactions. Also included in receivable from broker is a deposit in the amount of $27,900,000 that is utilized by the clearing broker to finance the extension of credit to customers. The deposit is unsecured, interest bearing, and due on demand. The deposit monies are segregated by the clearing broker in accordance with the applicable SEC regulations.

4. Transactions With Customers

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

5. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005, securities owned and securities sold, not yet purchased, are recorded at market value and consist of the following:

	Owned	Sold, Not Yet Purchased
Mortgage-backed securities	$ 460,454	$ –
State and municipal government obligations	464,467	–
Corporate obligations	278,054	–
Equities	374,158	4,789
Other	32,955	50,000
	$ 1,610,088	$ 54,789

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the consolidated statement of financial condition.

6. Short-Term Borrowings

The Company has a line of credit available in the amount of $30,000,000 with an affiliate that matures on November 30, 2006. At December 31, 2005, the amount outstanding was $21,669,853.

7. Benefit Plans

Employee Benefit Plan

Wintrust sponsors a defined-contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 60% of each dollar of participant contributions up to a maximum matching contribution of $4,000 annually.

Deferred Compensation

Wintrust sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Amounts contributed to the plan are placed in a trust for a deferral period of up to 15 years. The balances in this plan are subject to the claims of general creditors. Amounts totaling approximately $1,270,000 are included in other assets and accounts payable, accrued expenses, and other liabilities on the consolidated statement of financial condition at December 31, 2005.

8. Income Taxes

The Company is included in the consolidated federal and state income tax return filed by its parent. Federal and state income taxes are calculated as if the Company filed a separate tax return.

Net deferred tax liabilities as of December 31, 2005, are as follows:

Assets	$ 791,394
Liabilities	(1,377,379)
Net deferred tax liabilities	$ 585,985

Net deferred tax liabilities are comprised principally of net temporary differences related to deferred compensation and goodwill.

9. Related Parties

Hummer is affiliated with Wayne Hummer Asset Management Company (WHAMC). Hummer provides office space and services to WHAMC for which Hummer is reimbursed. At December 31, 2005, receivables from affiliates included amounts due from WHAMC of $87,518.

Included in receivables from affiliates are loans of $1,222,130 made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to five years.

10. Financial Instruments

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the consolidated statement of financial condition include receivables from broker and short-term borrowings.

11. Commitments and Contingencies

The Company leases certain office space and equipment under noncancelable leases. Future minimum payments under the noncancelable leases at December 31, 2005, are as follows:

Year ending December 31	
2006	$ 1,428,924
2007	1,202,701
	$ 2,631,625

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, the

11. Commitments and Contingencies (continued)

total amount of customer balances maintained by its clearing broker and subject to such indemnification was $31,799,507. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

12. Net Capital Requirements

Hummer and Focused, as securities broker-dealers, are subject to Rule 15c3-1 under the Securities Exchange Act of 1934. Hummer has elected to use the alternative method of computing net capital requirements, which requires Hummer to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined.

At December 31, 2005, Hummer had net capital of $6,375,787, which was $6,125,787 in excess of its required minimum net. Focused is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregated indebtedness, as defined. At December 31, 2005, Focused had net capital of $297,822, which was $247,822 in excess of the required minimum net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.